North American Energy Partners Inc.

Zone 3, Acheson Industrial Area

2-53016 Highway 60

Acheson, Alberta T7X 5A7

July 27, 2007

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Garrett Johnston

Re:	North American Energy Partners Inc.
Registration Statement on Form F-1
File No. 333-144222

Ladies and Gentlemen:

The undersigned, North American Energy Partners Inc. (the “Company”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated to 1:00 p.m. Eastern time on Tuesday, July 31, 2007, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

North American Energy Partners Inc.

By:	/s/ Douglas A. Wilkes
Douglas A. Wilkes
Vice President, Finance and Chief Financial Officer